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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

================================================================================
1.  Name and Address of Reporting Person*

    Farkas           Michael             D.
--------------------------------------------------------------------------------
    (Last)           (First)            (Middle)

               c/o WealthHound.com, Inc., 225 Broadway, Suite 910
--------------------------------------------------------------------------------
                                    (Street)

    New York                      NY                            10007
--------------------------------------------------------------------------------
    (City)                      (State)                         (Zip)

================================================================================
2.  Issuer Name and Ticker or Trading Symbol

    WealthHound.com, Inc. ("WLTH")

================================================================================
3.  IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4.  Statement for Month/Year

    April 2001
================================================================================
5.  If Amendment, Date of Original (Month/Year)


================================================================================
6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [X] Director                         [X] 10% Owner
    [X] Officer (give title below)       [ ] Other(specify below)

        Chairman and Chief Executive Officer
        ------------------------------------

================================================================================
7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X]  Form filed by One Reporting Person
    [ ]  Form filed by More than One Reporting Person

================================================================================

Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

 1.  Title of Security                     2.        3.       4.  Securities Acquired (A)    5. Amount of      6.      7. Nature
     (Instr. 3)                            Trans-    Trans-       or Disposed of (D)            Securities     Owner-     of
                                           action    action       (Instr. 3, 4 and 5)           Beneficially   ship       Indirect
                                           Date      Code                                       Owned at       Form:      Beneficial
                                                     (Instr. 8)                                 End of Month   Direct     Owner-
                                           (Month/                        (A)                                  (D) or     ship
                                            Day/                          or                    (Instr. 3      Indirect   (Instr. 4)
                                            Year)    Code V     Amount    (D)   Price           and 4)         (I)
                                                                                                               (Instr. 4)
Common Stock, $.001 par value per share    4/11/01   J(1)        4,650(2)  A      --
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per share    5/14/01    P      1,500,000     A   $0.01            12,111,669       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per share    4/11/01   J(1)    1,500,000(3)  D      --
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per share    4/11/01   J(1)      711,017(4)  A      --            42,353,928       I         (5)


====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 1474 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

1. Title of      2.        3.     4.      5. Number of  6. Date            7. Title and Amount  8.      9.        10.      11.
   Derivative    Conver-   Trans- Trans-     Derivative    Exercisable and    of Underlying     Price   Number    Owner-   Nature
   Security      sion or   action action     Securities    Expiration Date    Securities        of      of deriv- ship     of
   (Instr. 3)    Exercise  Date   Code       Acquired (A)  (Month/Day/Year)   (Instr. 3 and 4)  Deriv-  ative     Form of  Indirect
                 Price            (Instr.    or Disposed    ---------------    ---------------  ative   Securi-   Deriv-   Benefi-
                 of Deriv- (Month/ 8)        (Instr. 3,                                         Secur-  ties      ative    cial
                 ative      Day/   ------     4, and 5)                                         ity     Benefi-   Security Owner-
                 Security   Year)                           Date    Expira-    Title    Amount  (Instr. cially    Direct   ship
                                   Code  V   (A)     (D)    Exer-   tion                or      5)      Owned     (D) or   (Instr.
                                                            cisable Date                Number          at End    Indirect  4)
                                                                                        of              Month     (Instr.
                                                                                        Shares          (Instr.   4)
                                                                                                        4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Warrant to       $0.50                                      Immed.  6/14/01    Common   80,000                      I       (6)
Purchase Common                                                                Stock
Stock

====================================================================================================================================

Explanation of Responses:

(1) On April 11, 2001, I-incubator.com, Inc. ("I-incubator") spun-off to its shareholders 1,500,000 shares of WealthHound.com, Inc. common stock (the "I-incubator Spin-Off").

(2) Reflects the aggregate number of shares directly acquired by Mr. Farkas in connection with the I-incubator Spin-Off.

(3) Reflects the aggregate number of shares indirectly disposed of by Mr. Farkas in connection with the I-incubator Spin-Off. Mr. Farkas is the President of Atlas Equity Group which is a shareholder of I-incubator.

(4) Reflects the aggregate number of shares indirectly acquired by Mr. Farkas in connection with the I-incubator Spin-Off (see note 5 below).

(5) Includes (i) 25,515,246 shares held by Mr. Farkas' wife, Rebecca J. Farkas (15,246 shares of which were received in the I-incubator Spin-Off), (ii) 15,002,697 shares held by First Security Investments over which Mr. Farkas has a verbal voting control agreement (2,697 shares of which were received in the I-incubator Spin-Off), (iii) 315,469 shares held by The Farkas Group, Inc. of which Mr. Farkas is the sole shareholder (204,600 shares of which were received in the I-incubator Spin-Off), (iv) 439,582 shares held by Atlas Equity Group of which Mr. Farkas is the President (317,540 shares of which were received in the I-incubator Spin-Off), (v) 670,000 shares held by Warrior Equity Partners, Inc. of which Mr. Farkas is the sole shareholder, and (vi) 410,934 shares held by GSM Communications, Inc. of which Mr. Farkas is the President (170,934 shares of which were received in the I-incubator Spin-Off).

(6) Warrant to purchase 80,000 shares of the common stock of WealthHound.com, Inc. is held by Atlas Equity Group of which Mr. Farkas is the President.


/s/ Michael D. Farkas                           6/13/01
---------------------                           -------
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

       Potential persons who are to respond to the collection of information contained in this form are not Page 2 required to respond unless the form displays a currently valid OMB Number. SEC 1474(7-96)